Securities and Exchange Commission

J.P. Morgan Securities LLC

BofA Securities, Inc.

Barclays Capital Inc.

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o BofA Securities, Inc.

One Bryant Park

New York, New York 10036

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

June 7, 2021.

Re:	Jamf Holding Corp. Registration Statement on Form S-1 Registration File No. 333-256859

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Division of Corporation Finance
Office of Technology
Matthew Derby

Dear Sir/Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Jamf Holding Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it will be declared effective at 4:00 p.m., Eastern Time, on June 9, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Securities and Exchange Commission

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 800 copies of the Preliminary Prospectus dated June 7, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. Morgan Securities LLC BOFA Securities, INC. BARCLAYS CAPITAL INC. Acting severally on behalf of themselves and the several underwriters

J.P. Morgan Securities LLC

By:	/s/ John Dunphy
Name: John Dunphy
Title: Vice President

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]